UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-32702

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Almaden Minerals Ltd.

(Translation of registrant's name into English)

Suite 210 - 1333 Johnston Street

Vancouver, BC V6H 3R9

Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Almaden Minerals Ltd. (File No. 333-252171).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated February 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMADEN MINERALS LTD.

Date: February 24, 2022
By: /s/ Douglas McDonald
Name: Douglas McDonald

Title: Executive Vice President